Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 1 DATED AUGUST 25, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.
•	Asset acquisition Clerical Correction.

Asset Acquisition

Willow Springs Controlled Subsidiary – Haslet, TX

On August 19, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Willow Springs Controlled Subsidiary”) for an initial purchase price of approximately $210,000, which is the initial stated value of our equity interest in a new investment round in the Willow Springs Controlled Subsidiary (the “Willow Springs Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Willow Springs Controlled Subsidiary for an initial purchase price of approximately $1,890,000 (the “Willow Springs Interval Fund Investment” and, together with the Willow Springs Growth VII eREIT Investment, the “Willow Springs Investment”). The Willow Springs Controlled Subsidiary used the proceeds of the Willow Springs Investment to acquire eight (8) detached single family homes in the planned Willow Springs subdivision generally located at Willow Springs Rd. & Avondale Haslet Rd. in Haslet, TX (the “Willow Springs Property”). We anticipate the Willow Springs Controlled Subsidiary, or one of our affiliates, will purchase up to one hundred and twenty-eight (128) homes in the Willow Springs Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Willow Springs Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Willow Springs Investment and initial tranche of the eight (8) single family homes occurred concurrently.

The Willow Springs Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Willow Springs Growth VII eREIT Investment, we have authority to manage the Willow Springs Controlled Subsidiary, including the Willow Springs Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Willow Springs Investment, paid directly by the Willow Springs Controlled Subsidiary.

The total purchase price for the Willow Springs Property is anticipated to be approximately $40,426,000, an average of approximately $316,000 per home. The Willow Springs Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eight (8) homes per month, with full delivery of the one hundred and twenty-eight (128) homes by December 2022.

The Willow Springs Property will have a mix of unit types and floorplans, ranging from 1,429 square foot, 3 bedroom, 2 bath homes to 2,722 square foot, 5 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Willow Springs Property.

The following table contains underwriting assumptions for the Willow Springs Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Willow Springs Property	6.5%	3.43%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Asset Acquisition Clerical Correction

Liberty Grove Controlled Subsidiary - Locust Grove, GA

Due to a clerical error in the previously filed Form 1-U, which can be found here, the Fundrise Real Estate Interval Fund, LLC initial purchase price in the Liberty Grove Controlled Subsidiary investment was incorrectly stated as approximately $1,516,000. The correct amount of the initial purchase price is approximately $1,848,000.